10/25


02055715

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Continental Precious Minerals

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

**NEW ADDRESS ______________________

FILE NO. 82- 3358 FISCAL YEAR 5-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 11/5/02

CONTINENTAL PRECIOUS MINERALS INC.

4th Floor
56 Temperance Street
Toronto, Ontario
M5H 3V5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 15, 2002

TO THE SHAREHOLDERS OF CONTINENTAL PRECIOUS MINERALS INC.:

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders of Continental Precious Minerals Inc. (the "Corporation") will be held on Friday, November 15, 2002, at 11:00 a.m. (Toronto time) at the Ontario Club, 20 Wellington Street, 5th Floor, Commerce Court South, Toronto, Ontario for the purpose of considering and acting upon the following matters:

1. to receive, consider and approve the consolidated financial statements of the Corporation for the fiscal year ended May 31, 2002, and the report of the auditors thereon;

2. to appoint auditors and to authorize the directors to fix their remuneration;

3. to elect directors;

4. to ratify all acts and deeds of the directors and officers of the Corporation in their capacity as such for and on behalf of the Corporation since the beginning of the Corporation's most recently-completed fiscal year; and

5. to transact such further and other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record as of the close of business on October 11, 2002 will be entitled to notice of and to vote at the Meeting. Shareholders who do not expect to attend the Meeting in person are urged to execute and return the accompanying proxy in the prepaid envelope provided for that purpose.

Dated the 8th day of October, 2002.

BY ORDER OF THE BOARD OF DIRECTORS,

EDWARD GODIN
PRESIDENT

Toronto, Ontario

IMPORTANT: Shareholders who are unable to be present in person at the Meeting are requested to fill in, date, sign and return, in the envelope provided for that purpose, the form of proxy accompanying this Notice. In order to be voted, proxies must be received by the Corporation, c/o Equity Transfer Services Inc., the Corporation's transfer agent, at Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3, Attention: Proxy Department, by not later than 48 hours (excluding Saturdays and holidays) before the Meeting or any adjournment thereof. A management information circular and form of proxy accompany this Notice.

CONTINENTAL PRECIOUS MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
FRIDAY, NOVEMBER 15, 2002

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CONTINENTAL PRECIOUS MINERALS INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON NOVEMBER 15, 2002 AT THE ONTARIO CLUB, 30 WELLINGTON STREET, 5TH FLOOR, COMMERCE COURT SOUTH, TORONTO, ONTARIO, AT 11:00 A.M. (TORONTO TIME), AND AT ANY ADJOURNMENT THEREOF (THE "MEETING") FOR THE PURPOSES SET OUT IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by the directors, officers and employees of the Corporation who will not receive any additional compensation for such services. The cost of solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivered to the chairman on the day of the Meeting or any adjournment thereof. **Each shareholder is entitled to appoint a person to represent such shareholder at the Meeting, who need not be one of the persons named in the accompanying form of proxy.**

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his or her attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

NON-REGISTERED HOLDERS

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares of the Corporation beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the common shares of the

Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation will have distributed copies of the Notice, this Circular and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the meeting materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the "voting instructions form") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Holder who receives the voting instructions form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the voting instructions form and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the voting instructions form.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the Meeting. At the time of printing this information circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of Class A Preference Shares ("Class A Shares") and an unlimited number of common shares. At the date of this Circular, the Corporation had issued and outstanding 5,796,510 common shares, each carrying one vote per share and no Class A Shares.

In accordance with the provisions of the Act, the Corporation will prepare a list of all persons who are registered holders of common shares on October 11, 2002 (the "Record Date") and the number of common shares registered in the name of each person on such date. Each shareholder is entitled to one vote for each common share registered in such shareholder's name as it appears on the list except to the extent that such shareholder has transferred any of his or her shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns the shares and demands, not later than ten days before the date of the Meeting, that his or her name be included in the list. In such case the transferee is entitled to vote his or her shares at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of the date of this Circular, the only person who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting is as follows:

Name of Shareholder	Securities so Owned, Controlled or Directed	% of the Class of outstanding Voting securities of the Corporation
Edward Godin	1,160,492 common shares (1)	20.02%

Note:

(1) 187,500 of the 1,160,492 common shares held by Mr. Godin are held in escrow pursuant to an escrow agreement. Mr. Godin is also the holder of stock options for the purchase of 289,500 common shares. See "Executive Compensation - Stock Option Plan" for particulars of the stock options.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The articles of the Corporation provide that the board may consist of a minimum of three and a maximum of nine directors, to be elected annually. As the number of directors to be elected has been fixed at three, shareholders will be asked to elect three directors at the Meeting.

The following table provides the names of the proposed nominees for election to the board of directors (the "Nominees") and information concerning each of them. The persons indicated on the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each Nominee elected will hold office from the date of the Meeting or any adjournment thereof at which he or she is elected until his or her successor is elected at the next annual meeting of the Corporation, or any adjournment thereof, or until his or her successor is elected or appointed. Two or more persons, personally present or represented by proxy and representing not less than fifty percent (50%) of the outstanding shares of the Corporation entitled to vote at the Meeting shall constitute a quorum for the purposes of electing directors at the Meeting. In the event that directors are not elected at the Meeting for whatever reason, the incumbent directors shall continue in office until their successors are elected.

Name and Municipality of Residence	Office Held with the Corporation	Director Since	Principal Occupation if Different from Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised [1]
Edward Godin [2] Mississauga, Ontario	President, Secretary-Treasurer and Director	April 28, 1987	N/A	1,160,492
Patricia Sheahan [2] North York, Ontario	Director	August 22, 1988	President of Konsult International Inc. (geoscience information specialist)	15,000
Stewart A. Jackson, Ph. D [2] Colorado, USA	Director	October 27, 1989	Self-employed mining consultant for past 15 years	106,000

Notes:

(1) The information as to common shares beneficially owned or over which the Nominees exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective Nominees individually.

(2) Member of Audit Committee.

MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR, BUT IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THE DISCRETION OF MANAGEMENT UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of BDO Dunwoody, as auditors of the Corporation for the year ending May 31, 2003, and to authorize the directors to fix their remuneration.

Audited Financial Statements

The financial statements for the fiscal year ended May 31, 2002, and the report of the auditors thereon, will be submitted to the Meeting. Receipt at the meeting of the Corporation's financial statements and of the auditor's report thereon will not constitute approval or disapproval of any matters referred to therein.

Confirming Acts of Directors and Officers

Highlights of the activities of the Corporation since the beginning of the Corporation's most recently completed fiscal year are discussed in the President's Letter enclosed with this Circular. Although not required to be submitted to a vote of the shareholders, management of the Corporation has, in past years, sought a "vote of confidence" and will accordingly ask shareholders at the Meeting to adopt the following resolution:

> *"**RESOLVED THAT** all acts and deeds of the directors and officers of the Corporation performed in their capacity as such for and on behalf of the Corporation and all contracts entered into and expenditures incurred by the directors and officers for and on behalf of the Corporation since the beginning of the Corporation's most recently-completed fiscal year be approved and ratified."*

Management does not intend to further pursue this matter in the event that a majority of the shareholders fail to approve the foregoing resolution, since the "vote of confidence" being sought is not, technically, required to be obtained.

INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION

No officer or director of the Corporation is indebted to the Corporation as at the date hereof.

EXECUTIVE COMPENSATION

Compensation of Officers

The following table, presented in accordance with Form 40 of the Regulation made under the *Securities Act* (Ontario), sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the last three fiscal years in respect of the individual who was, at each year-end, the Chief Executive Officer of the Corporation (the "Named Executive Officer"). The Corporation had no other executive officers whose total salary and bonuses during the fiscal years ended May 31, 2002, 2001 and 2000 exceeded $100,000:

Summary Compensation Table

Name and Title	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Annual Salary ($)	Bonus ($)	Other Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Edward Godin, President, Secretary-Treasurer and Director	May 31, 2002	120,000	-	18,000 (1)	-			9,000 (2)
	May 31, 2001	120,000	-	18,000 (1)	-			2,000 (2)
	May 31, 2000	120,000	-	18,000 (1)	184,309			1,500 (2)

Notes:

(1) Amount paid as travel allowance.
(2) Amount paid as director's fee.

Stock Option Plan

The Corporation maintains a stock option plan (the "Plan") which was initially established in 1989, and subsequently amended and restated, as approved by the shareholders of the Corporation on November 7, 1994. The Plan is designed to attract directors, officers and key employees to the Corporation and maintain the interest of such persons in the growth and development of the Corporation by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation.

The maximum number of common shares reserved for issuance at any time pursuant to the Plan is 1,440,000. The expiry date of options granted under the Plan is determined by the board of directors of the Corporation at the time the options are granted, provided that the term of any such option may not be for less than three years or more than ten years from the date of grant thereof. The exercise price of options granted under the Plan is fixed by the board of directors and must be no less than the closing price of the common shares on the TSX Venture Exchange (the "TSX-V") on the day preceding the effective date of each grant.

Option Grants During the Fiscal Year Ended May 31, 2002

No stock options were granted to the Named Executive Officer during the fiscal year ended May 31, 2002.

Options Exercised and Aggregates Remaining at Year-end

The following table provides detailed information regarding options exercised by the Named Executive Officer and options held by the Named Executive Officer as at May 31, 2002:

Name and Title	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at May 31, 2002		Value of Unexercised In-the-Money Options at May 31, 2002 (1)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Edward Godin, President, Secretary-Treasurer and Director	Nil	N/A	289,500	Nil	Nil	N/A

Note:

(1) Based on the market price for the common shares on the TSX-V on May 31, 2002 of $0.23.

Employment Contracts

The Corporation does not at present have any employment contracts with any employees.

Compensation of Directors

Each director of the Corporation is entitled to receive $2,000 per meeting of the directors, shareholders and audit committee attended by him or her. During the fiscal year ended May 31, 2002, the Corporation paid an aggregate of $27,000 to the directors in respect of such fees.

Directors are also entitled to participate in the Plan. Of the 480,736 options outstanding under the Plan as at May 31, 2002, 400,736 options have been granted to directors of the Corporation.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

The Corporation subscribed for common shares of Ekwan Technology Corporation ("Ekwan") for an aggregate purchase price of $146,039 in August 2001. Such shares were offered to the Corporation by Ekwan as part of a rights offering completed by Ekwan. Later in the year, the Corporation subscribed for additional common shares of Ekwan for an aggregate purchase price of $164,973 as part of another rights offering completed by Ekwan. Edward Godin, a director and President of the Corporation, is a director, shareholder and the president of Ekwan. The Corporation now owns approximately 48% of Ekwan's issued and outstanding shares.

Also during the year, the Corporation advanced loans totalling $81,625 to Ekwan.

The Corporation received a loan totalling $6,820 (2001 - $6,820) from Edward Godin, a director and the President of the Corporation. This amount is included in accounts payable for the year ended May 31, 2002. The loan from Mr. Godin is interest free and has no fixed repayment terms.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for election as a director, and no associate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Information Circular.

STATEMENT OF CORPORATE GOVERNANCE

Background

Policy 3.1 of the TSX Venture Exchange Manual ("Policy 3.1") describes the qualifications which must be met by directors and management of the Corporation and prescribes the minimum corporate governance standards and corporate relations policies required to be implemented by all issuers listed on the TSX-V. Certain corporate governance policies and practices maintained by the Corporation have been described below.

Duties and Responsibilities of the Board of Directors

The directors of the Corporation are responsible for the stewardship of the Corporation. The board reviews the strategic plan presented by management on a periodic basis and monitors the management of the principal risks faced by the Corporation in relation to its business and operations.

Board Compensation and Structure

The board consists of three members. Given the size of the Corporation, the board considers that its size is appropriate for effective decision-making. Only one director, the President, acts as an executive officer. All other directors are not employees or officers of the Corporation.

The other directors are also unrelated to the President, who, to the knowledge of the Corporation, is the largest shareholder of the Corporation. Accordingly, the investment in the Corporation by shareholders other than its largest shareholder is well represented on the board.

Given the size of the board, the board does not have any committees other than an audit committee which comprises all three members of the board. The board does not have a committee responsible for proposing new nominees to the board and for assessing directors on an ongoing basis, nor does it have an orientation and education program for new recruits to the board. Rather than assigning the matter to a committee, the board as a whole has the responsibility for developing the Corporation's approach to governance issues.

Board Independence from Management

The President has general supervision over the business of the Corporation, subject to the limits on his authority as established by the board. The President reports to the board in his capacity as the senior officer, under the parameters established by the Corporation's by-laws. Individual directors may engage the services of outside advisors at the expense of the Corporation in circumstances considered appropriate.

Shareholder Communication

The Corporation regularly communicates with its shareholders and the investment community through its quarterly reports, annual reports and press releases as appropriate from time to time. Communications from shareholders are referred to the appropriate person for consideration and response. Significant issues raised by shareholders are brought to the attention of the board of directors.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the meeting of shareholders other than as set forth in the notice of meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

GENERAL

Except where otherwise indicated, information contained herein is given as of October 8, 2002.

The contents and sending of this Information Circular to the shareholders of the Corporation have been approved by the board of directors of the Corporation.

DATED as of the 8th day of October, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Edward Godin
President

Continental Precious Minerals Inc.

CZQ

a n n u a l   r e p o r t

CONTINENTAL PRECIOUS MINERALS INC.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

TO THE SHAREHOLDERS:

Your company has approximately 45% interest in Ekwan Technology Corporation. This technology will dramatically increase the effectiveness of mineral exploration. Your company plans to do significant exploration using this technology during the next year. This technology will allow us to obtain substantial interest in any joint venture in which we participate. The technology will also allow us to derive revenues from leasing or selling the units used in this technology.

The Company has exploration permits covering approximately 65,000 acres on Ellsmere Island. This acreage has had little previous exploration activity but several significant anomalous polymetalic mineral occurrences were detected. Several major companies have indicated an interest in doing a joint venture or a farm in on these properties. We are planning to do an extensive exploration program on these properties next summer.

The western Australia Joint Venture, which we participate in, conducted a mining bulk sample on one area of our jointly owned properties. This sample has indicated that the grades in this particular sample were uneconomic at present gold prices. The management committee of the joint venture is presently reviewing several options which will deal with future plans for the rest of the property in the upcoming year.

Continental continues to own several royalties in properties and in areas throughout North America however the mineral exploration activity related to these royalties is minimal at this time.

Your company still has significant working capital and is in a position to search and take advantage of any future opportunities that may arise.

ON BEHALF OF THE BOARD OF DIRECTORS

Ed Godin, President

October 9th, 2002



BDO Dunwoody LLP
Chartered Accountants
and Consultants

Royal Bank Plaza
P.O. Box 32
Toronto Ontario Canada M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

Auditors' Report

To the Shareholders of
Continental Precious Minerals Inc.

We have audited the consolidated balance sheets of Continental Precious Minerals Inc. as at May 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody LLP
Chartered Accountants

Toronto, Ontario
July 26, 2002

Continental Precious Minerals Inc.
Consolidated Balance Sheets

May 31	2002	2001
Assets		
Current		
Cash and cash equivalents (Note 2)	$ 638,490	$ 1,310,555
Marketable securities (quoted market value $157,050; 2001 - $164,547)	148,012	164,547
Accounts receivable	12,335	1,655
Income taxes recoverable	105,002	139,887
	903,839	1,616,644
Investments and advances (Note 3)	249,164	723,634
Resource properties (Note 4)	6,821	17,376
	$ 1,159,824	$ 2,357,654
Liabilities and Shareholders' Equity		
Current		
Accounts payable	$ 27,232	$ 28,694
Shareholders' equity		
Share capital (Note 5)	4,293,379	4,293,379
Deficit	(3,160,787)	(1,964,419)
	1,132,592	2,328,960
	$ 1,159,824	$ 2,357,654

On behalf of the Board:

Ed Godin, Director

Patricia Sheahan, Director

The accompanying notes are an integral part of these financial statements.

BDO

Continental Precious Minerals Inc.
Consolidated Statements of Operations and Deficit

For the years ended May 31	2002	2001
Revenue		
Interest income	$ 25,903	$ 66,957
Other income	-	4,005
	25,903	70,962
Expenses		
Bad debts	81,625	-
Consulting fees	3,120	2,275
Directors' fees	27,000	6,000
Expense allowance	18,000	19,500
Management salaries and benefits	123,510	125,957
Office and general	22,126	27,085
Professional fees	23,698	30,088
Shareholder information	9,002	11,728
Stock exchange fees	9,699	4,280
Transfer agent's fees	10,655	6,664
Travel and business development	61,183	67,126
Write down of investments	388,618	18,155
Write off of resource properties	11,011	138,580
Loss on sale of marketable securities	1,225	637,600
Share of results for Ekwan Technology Corporation	431,799	27,990
	1,222,271	1,123,028
Loss before income taxes	(1,196,368)	(1,052,066)
Income taxes (Note 7)		
Future	-	(66,148)
Net loss for the year	(1,196,368)	(985,918)
Deficit, beginning of year	(1,964,419)	(978,501)
Deficit, end of year	$ (3,160,787)	$ (1,964,419)
Basic and fully diluted loss per share (Note 8)	$ (0.21)	$ (0.17)

The accompanying notes are an integral part of these financial statements.

Continental Precious Minerals Inc.
Consolidated Statements of Cash Flows

For the years ended May 31	2002	2001
Cash provided by (used in)		
Operating activities		
Net loss for the year	$ (1,196,368)	$ (985,918)
Adjustments to reconcile net loss to net cash provided by operating activities		
Bad debt expense	81,625	-
Write down of investments	388,618	18,155
Loss (gain) on sale of investments	1,225	637,600
Future income taxes	-	(66,148)
Write off of resource properties	11,011	138,580
Share of loss of Ekwan Technology Corporation	431,799	27,990
Changes in non-cash working capital balances		
Accounts receivable	(10,680)	(1,154)
Income taxes	34,885	52,299
Accounts payable	(1,463)	2,155
	(259,348)	(176,441)
Investing activities		
Acquisition of investments	(416,711)	(433,777)
Proceeds from sale of investments	4,450	42,812
Expenditure on resource properties and related expenditures	(456)	(10,555)
	(412,717)	(401,520)
Decrease in cash and cash equivalents during the year	(672,065)	(577,961)
Cash and cash equivalents, beginning of year	1,310,555	1,888,516
Cash and cash equivalents, end of year	$ 638,490	$ 1,310,555

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Company:

(a) Nature of Business

Continental Precious Minerals Inc.'s (the "Company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

(b) Principles of Consolidation

The Company incorporated a subsidiary, Cambodian Ventures Ltd., in February 1995.

These financial statements include the accounts of the subsidiary from the date of incorporation.

(c) Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less and consist of money market instruments.

(d) Marketable Securities

Marketable securities are recorded at the lower of cost and market value.

(e) Investments

Long term investments over which the Company has significant influence are recorded using the equity method, whereby the financial statements reflect in operations the Company's proportion of the results of the operations of such entities. These results are included on the basis of fiscal years ending on dates other than the Company's year end.

Investments over which the Company does not exercise significant influence are recorded at cost and are written down when a permanent impairment in value is identified.

(f) Resource Properties

Costs relating to the acquisition, exploration and development of resource properties which are held by the Company are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned. The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights. The amounts shown for reserve properties do not necessarily reflect present or future values.

These costs will be amortized against income if the property is brought into commercial production or charged to income if the property is, or is to be, abandoned or disposed of.

(g) Flow-Through Common Shares

The common shares of the Company allow for the transfer of the income tax deductibility of related exploration expenditures incurred by the Company to the shareholders. The proceeds on issue of these flow-through common shares, net of issue costs, are allocated to the stated capital of the shares.

1. **Summary of Significant Accounting Policies (continued)**

(h) Income Taxes

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. A future tax asset is not recognized if it is considered more than likely than not that the asset will not be realized. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur.

(i) Accounting Estimates

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

(j) Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest rate or credit risks arising from its financial instruments. The fair value of current financial instruments excluding marketable securities and investments approximates the carrying value due to their short term maturity.

(kj) Stock-based Compensation Plans

The Company has established a stock option plan (the "Plan") for directors, officers and key employees. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

2. Cash and cash equivalents

Included in cash and cash equivalents is a variable rate guaranteed investment certificate with principal and accrued interest totalling $351,973 (2001 - 924,260). This investment bore interest at 1.75% at year end, cashable on demand, maturing in December 2002.

3. Investments

	2002	2001
Investments with quoted market value		
(quoted market value $25,785; 2001 - $54,793)	$ 25,785	$ 54,793
Investments without quoted market value:		
791837 Alberta Ltd	-	314,675
Tizzard Explorations	-	10,000
Ekwan Technology Corporation - cost	683,168	372,156
Share of losses of Ekwan Technology Corporation	(459,789)	(27,990)
	$ 249,164	$ 723,634

The fair value of investments without quoted market value is not readily determinable as the shares are not traded. Management estimates that there has been permanent impairment in the value of two non-quoted investments, accordingly, the carrying amount has been written off.

The summarized audited balance sheet and results of operations of Ekwan Technology Corporation at March 31, 2002 and 2001 are:

	March 31, 2002	March 31, 2001
Balance sheet		
Current assets	$ 151,613	$ 170,809
Deferred development costs	650,000	522,791
	$ 801,613	$ 693,600
Current liabilities	$ 287,133	$ 60,218
Shareholders' equity	514,480	633,382
	$ 801,613	$ 693,600
Results of operations		
Loss for the year	$ 901,271	$ 97,086

During the year, the Company increased its equity interest in Ekwan Technology Corporation. At March 31, 2002 the Company owned 47.91% (2001 - 28.83%).

4. Resource Properties

		2002	2001
Dryden mining claims, Ontario		$ -	$ 10,555
Residual interests	(1)	1	1
Ellesmere and Devon Island properties, Nunavut		6,820	6,820
		$ 6,821	$ 17,376

(1) The Company holds a residual interest in certain resource properties which are carried at a nominal amount. Details of these interests are as follows:

(a) Baffin Island

The Company holds a 3% net smelter return ("NSR") royalty in certain mining claims located on Baffin Island, known as the Perimeter Properties, that are owned by International Capri Resources Ltd. ("Capri"). Should the proven and/or probable reserves be not less than 25,000,000 tons, the NSR royalty will increase to 4% and should the proven and/or probable reserves be not less than 50,000,000 tons, the NSR royalty will increase to 5%. In the event that the NSR royalty increase to 4% or 5%, Capri shall have the option to purchase the Company's NSR royalty in excess of 3% for $5,000,000.

(b) Other Interests

The Company has net profit interests in the following properties owned by Texas Star Resource Corporation:

Northwest Territories properties	-	2% net profit interest
Big Trout Diamond, Ontario property	-	3% net profit interest
Crater of Diamonds, Arkansas property	-	3% net profit interest
Other Arkansas properties	-	2% net profit interest

5. Share Capital

Authorized
Unlimited number of Class A preference shares
Class A Preference shares are issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance.
Unlimited number of Common shares
Issued
Common shares

	Number of Common Shares	Consideration
Share capital, May 31, 2002 and 2001	**5,796,510**	**$ 4,293,379**

(a) Stock Option Plan

The Company has established a stock option plan (the "Plan") for directors, officers and key employees. The maximum number of Common Shares reserved for issuance at any time pursuant to the Plan is 1,440,000. The expiry dates of options granted under the Plan are determined by the board of directors at the time the options are granted, provided that the term of any such option may not be for less than three years or more than ten years from the date of grant thereof. The exercise price of options granted under the Plan is fixed by the board of directors and must be no less than the closing price of the Common Shares on the stock exchange on which the Common Shares are trading on the day preceding the effective date of each grant. Under the Plan the directors have granted the following stock options:

Exercise price	$ 0.55	$ 0.55	$ 0.45	$ 0.55
Expiry Date	May 27, 2001	Sept.5, 2002	Sept. 28 2004	Nov. 26, 2006
Balance May 31, 2000	140,000	216,427	-	-
Granted	-	-	184,309	-
Exercised	-	-	-	-
Cancellations and forfeitures	(140,000)	-	-	-
Balance May 31, 2001	-	216,427	184,309	-
Granted	-	-	-	80,000
Exercised	-	-	-	-
Cancellation and forfeitures	-	-	-	-
Balance May 31, 2002	-	216,427	184,309	80,000

Of the 80,000 options expiring November 26, 2006 only 20,000 are exercisable at May 31, 2002 with the remainder vesting at a rate of 20,000 every six months.

6. Supplementary Cash Flow Information

		2002		2001
Cash paid for income taxes	$	-	$	3,160
Cash refunded for income taxes	$	**(34,885)**	$	(55,459)

7. Income Taxes

(a) Effective Tax Rates

The Company's effective tax rate, which differs from the combined federal and provincial statutory income tax rates, is reconciled as follows:

		2002		2001
Income taxes at combined federal and provincial statutory income tax rates of 38.62% (2001 - 42.12%)	$	**(462,037)**	$	(443,131)
Unrecorded net future tax assets		**462,037**		354,938
Other tax benefits not realized		-		(1,054)
Permanent differences		-		23,099
	$	-	$	(66,148)

(b) Unrecorded Future Income Tax Assets

The Company has net unrecorded future income tax assets of approximately $902,000 (2001 - $355,000) arising from loss carry forwards, other tax allowances and capital losses. Of the loss carry forwards $58,500 expires in 2007, $195,800 expires in 2008, and $255,000 expires in 2009.

8. Earnings (Loss) Per Share

The earnings(loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal years, which amounted to 5,796,510 (2001 - 5,796,510). Effective January 1, 2001, the Company adopted the treasury method of calculating fully diluted income per share on a retroactive basis. Exercise of the outstanding stock options would be anti-dilutive in 2002 and 2001.

9. Related Party Transactions

Included in accounts payable is an advance totalling $6,820 (2001 - $6,820) from Ed Godin, the Company's director and President. The advance due to the related party is interest free and has no fixed repayment terms.

During the year, the Company increased its equity investment in Ekwan Technology Corporation ("Ekwan") by acquiring 6,220,233 common shares for $311,012 cash consideration. Ekwan is a company whose director and president is the Company's director and president. After these transactions the Company owns 15,663,358 of the common shares of Ekwan. This represents 47.91% of Ekwan's issued share capital. In addition the Company advanced funds for operations totalling $81,625 to Ekwan during the fiscal year which amount has been fully provided for.

Continental Precious Minerals Inc.
Supplement to these audited Consolidated Financial Statements
(Prepared By Management - Unaudited)
Year Ended May 31, 2002

As of September 24, 2002, the following items were outstanding:

i) 5,796,510 common shares

ii) Stock options

Number of shares	Expiry Date	Exercise Price $
216,427	September 05, 2002	0.55
184,309	September 28, 2004	0.45
80,000	November 26, 2006	0.55
480,736		


BCSC

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

CONTINENTAL PRECIOUS MINERALS INC.

Issuer Details

NAME OF ISSUER			FOR THE YEAR ENDED	DATE OF REPORT MM/DD/YY
CONTINENTAL PRECIOUS MINERALS INC.			May 31, 2002	September 30, 2002
ISSUER ADDRESS				
56 TEMPERANCE STREET, 4TH FLOOR				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO	ONTARIO	M5H 3V5	(416) 361 - 0923	(416) 361 - 0737
CONTACT NAME			CONTACT POSITION	CONTACT TELEPHONE NO.
EDWARD GODIN			DIRECTOR	(905) 276-1508
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
N.A.		N.A.		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"EDWARD GODIN"	"EDWARD GODIN"	September 30, 2002
"PATRICIA SHEAHAN"	"PATRICIA SHEAHAN"	September 30, 2002
"STEWART JACKSON"	"STEWART JACKSON"	September 30, 2002


BCSC

For the current year-to-date period

1. Analysis of expenses and resource properties

<u>Expenses</u>

See the allocation on the audited Consolidated Financial Statements for the year ended May 31, 2002

<u>Resource properties</u>

See Note 4 in the audited Consolidated Financial Statements for the year ended May 31, 2002

2. Analysis of related party transactions

None

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

None

(b) Summary of options granted during the period

Date	Number	Name	Exercise Price $	Expiry Date
26-Nov-01	40,000	George Duguay	0.55	26-Nov-06
26-Nov-01	40,000	Allan Ringler	0.55	26-Nov-06
	80,000			

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited number of Class A Preference share
Unlimited number of Common shares

(b) Number and recorded value of share capital

5,796,510 common shares valued at $4,293,379

(c) Summary of options and warrants at period end

<u>Options</u>

See Note 5(a) in the May 31, 2002 audited Consolidated Financial Statements

<u>Warrants</u>

None

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Edward Godin
Patricia Sheahan
Stewart Jackson
J. Allan Ringler
George Duguay

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

MAY 31, 2002

DESCRIPTION OF BUSINESS

Continental Precious Minerals Inc.'s (the "Company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

OPERATIONS

In recent years the Company has concentrated on investing in portfolio investments and investing in 791837 Alberta Ltd., whose underlying asset is an investment in a resource property located in Western Australia. Due to conservative accounting policies, management has decided to write-off this property.

More recently, the Company has altered its investment patterns by investing in Ekwan Technology Corporation ("Ekwan"). The Company owns 47.91% of Ekwan.

Ekwan is involved in the development of hyperspectral profiling surface units for the mining industry which allow the user to profile surface mineral concentrations based on the analysis of reflective light. To date, Ekwan has not earned significant revenues and is considered to be in the development stage.

Management has decided to write-off the loan owing from Ekwan to the Company in the amount of $81,625 as of May 31, 2002 (See bad debts expense in the Consolidated Statement of Operations and Deficit for the year ended May 31, 2002)

LIQUIDITY AND SOLVENCY

These remarks should be read in conjunction with the audited May 31, 2002 consolidated financial statements.

The Company has no operations and the Company's only source of income in the current year has been interest income and other income in the amount of $25,903 (2001 - $70,962).

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

MAY 31, 2002

LIQUIDITY AND SOLVENCY (Continued)

The Company has no employees except for the president and promoter of the Company.

The Company has written-off $11,011 of its exploration expenditures for the year ended May 31, 2002.

No major expenditures are expected in the near future.

The Company has no material contracts, no legal proceedings and no identified contingent liabilities.

As of May 31, 2002, the Company had cash and cash equivalents of $638,490 (2001 - $1,310,555).

During the year ended May 31, 2002, the Company had no financing activity and no shares were issued.

Net loss for the year was $1,196,368, which included Ekwan's loss of $431,799. The loss for the year ended May 31, 2001 was $985,918, which included Ekwan's loss of $27,990 and a write off of resource assets of $138,580.

Working capital was $876,607 as of May 31, 2002. The Company believes in cash preservation and will not spend funds unless absolutely required or mandated by any future transaction.

Basic and diluted loss per share was $0.21 for the year ended May 31, 2002.

The Company is able to meet future obligations due to the strong cash position of the Company. As of May 31, 2002, accounts payable of $27,232 were outstanding. The Company does not carry large sums of payables and as a result, management believes all obligations will be met when they become due.

MANAGEMENT SYNOPSIS

At this time, the Company has no operating revenues except for interest income, and is seeking exploration opportunities while focusing on Ekwan.


BCSC

Form 51-901F


BRITISH COLUMBIA SECURITIES COMMISSION

CONTINENTAL PRECIOUS MINERALS INC.

Issuer Details

NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT MM/DD/YY
CONTINENTAL PRECIOUS MINERALS INC.	August 31, 2002	October 1, 2002

ISSUER ADDRESS				
56 TEMPERANCE STREET, 4TH FLOOR				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO	ONTARIO	M5H 3V5	(416) 361 - 0923	(416) 361 - 0737

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
EDWARD GODIN	DIRECTOR	(905) 276-1508

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N.A.	N.A.

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"EDWARD GODIN"	"EDWARD GODIN"	October 1, 2002
"PATRICIA SHEAHAN"	"PATRICIA SHEAHAN"	October 1, 2002
"STEWART JACKSON"	"STEWART JACKSON"	October 1, 2002

Continental Precious Minerals Inc.
Consolidated Balance Sheets
(Prepared By Management)

	August 31, 2002 (Unaudited)	May 31, 2002 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 594,113	$ 638,490
Marketable securities	96,592	148,012
Accounts receivable	12,994	12,335
Income taxes recoverable	105,002	105,002
	808,701	903,839
Investments and advances	252,787	249,164
Resource properties	6,821	6,821
	$ 1,068,309	$ 1,159,824
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable	$ 27,724	$ 27,232
Shareholders' equity		
Authorized		
Unlimited number of Class A preference shares, issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance		
Unlimited number of Common shares		
Issued (5,796,510 common shares)	4,293,379	4,293,379
Deficit	(3,252,794)	(3,160,787)
	1,040,585	1,132,592
	$ 1,068,309	$ 1,159,824

Responsibility for Financial Statements

The accompanying financial statements for Continental Precious Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2002 audited financial statements and the August 31, 2002 unaudited financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Continental Precious Minerals Inc.
Consolidated Statements of Operations and Deficit
(Prepared By Management - Unaudited)

	Three Months Ended August 31, 2002	2001
Revenue		
Interest income	$ 1,151	$ 10,536
Expenses		
Write-off of investments	51,420	-
Management salaries and benefits	30,000	30,351
Travel and business development	5,291	-
Office and general	4,534	19,423
Expense allowance	4,500	4,500
Transfer agent fees	1,036	1,184
Share of results of Ekwan Technology Corporation	(3,623)	27,375
Directors' fees	-	9,000
Professional fees	-	2,000
Stock exchange fees	-	2,000
	93,158	95,833
Net loss for the period	(92,007)	(85,297)
Deficit, beginning of period	(3,160,787)	(1,964,419)
Deficit, end of period	$ (3,252,794)	$ (2,049,716)
Basic and fully diluted loss per share (Note 3)	$ (0.02)	$ (0.01)
Weighted average number of common shares outstanding	5,796,510	5,796,510

Continental Precious Minerals Inc.
Consolidated Statements of Cash Flows
(Prepared By Management - Unaudited)

	Three Months Ended August 31, 2002	2001
Cash provided by (used in)		
OPERATING ACTIVITIES		
Net loss for the period	$ (92,007)	$ (85,297)
Adjustments to reconcile net loss to net cash provided by operating activities		
Share of results from Ekwan Technology Corporation	(3,623)	27,375
Write-off of investments	51,420	-
Changes in non-cash working capital balances		
Accounts receivable	(657)	(11,063)
Income taxes	-	33,175
Accounts payable	490	(18,352)
	(44,377)	(54,162)
Change in cash and cash equivalents during the period	(44,377)	(54,162)
Cash and cash equivalents, beginning of period	638,490	1,310,555
Cash and cash equivalents, end of period	$ 594,113	$ 1,256,393
Supplementary information		
Income taxes recovered	$ -	$ (33,175)

Continental Precious Minerals Inc.
Notes to Consolidated Financial Statements
(Prepared By Management - Unaudited)
Three Months Ended August 31, 2002

1. Summary of Significant Accounting Policies

The management of Continental Precious Minerals Inc. (the "Company") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements. These statements should be read in conjunction with the audited financial statements for the year ended May 31, 2002.

The disclosures in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended August 31, 2002 are not indicative of the results that may be expected for the full year ending May 31, 2003.

These statements follow the same accounting policies and methods as the May 31, 2002 audited consolidated financial statements, except for the following:

Stock Based Compensation

Effective June 1, 2002, the Company adopted the new recommendations of CICA Handbook Section, Stock-based Compensation and Other Stock-based Payments. This Section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after years ended January 1, 2002.

The Company, as permitted by Section 3870, has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for options granted after June 1, 2002. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

2. Stock Option Plan

The following stock options were outstanding as of August 31, 2002:

Number of shares	Expiry Date	Exercise Price $
216,427	September 05, 2002	0.55
184,309	September 28, 2004	0.45
80,000	November 26, 2006	0.55
480,736		

3. Basic and fully diluted loss per share

The loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options, is anti-dilutive for both periods presented.

4. Income taxes

The Company's provision for income taxes is summarized as follows:

	Three Months Ended August 31, 2002	2001
Net loss for the period	$ (92,007)	$ (85,297)
Expected income taxes recoverable at statutory rates	$ (35,533)	$ (35,927)
Estimated taxable temporary differences valuation allowance	35,533	35,927
Provision for income taxes	$ -	$ -

Estimated taxable income for the period is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if its more likely than not the Company will realize the benefits form future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the May 31, 2002 audited consolidated financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

5. STOCK OPTION COMPENSATION ADJUSTMENT

The Company has not issued any stock options to participants for the three months ended August 31, 2002. As a result, compensation cost and net loss for the three months ended August 31, 2002 would have not have been different had the Company applied the fair value based method of accounting for stock options.

Continental Precious Minerals Inc.
Supplement to these Unaudited Consolidated Financial Statements
(Prepared By Management - Unaudited)
Three Months Ended August 31, 2002

As of September 24, 2002, the following items were outstanding:

i) 5,796,510 common shares

ii) Stock options

Number of shares	Expiry Date	Exercise Price $
216,427	September 05, 2002	0.55
184,309	September 28, 2004	0.45
80,000	November 26, 2006	0.55
480,736		


BCSC

For the current year-to-date period

1. Analysis of expenses and resource properties

Expenses

See the allocation on the Unaudited Consolidated Financial Statements for the period ended August 31, 2002

Resource properties	$
Balance, May 31, 2002 (audited) and August 31, 2002 (unaudited)	6,821

2. Analysis of related party transactions

None

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

None

(b) Summary of options granted during the period

None

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited number of Class A Preference share
Unlimited number of Common shares

(b) Number and recorded value of share capital

5,796,510 common shares valued at $4,293,379

(c) Summary of options and warrants at period end

Options

See Note 2 in the August 31, 2002 Unaudited Consolidated Financial Statements

Warrants

None

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Edward Godin
Patricia Sheahan
Stewart Jackson
J. Allan Ringler
George Duguay

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

AUGUST 31, 2002

DESCRIPTION OF BUSINESS

Continental Precious Minerals Inc.'s (the "Company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

OPERATIONS

In recent years the Company has concentrated on investing in portfolio investments in mining companies. More recently, the Company has altered its investment patterns by investing in Ekwan Technology Corporation ("Ekwan").

Ekwan is involved in the development of hyperspectral profiling surface units for the mining industry which allow the user to profile surface mineral concentrations based on the analysis of reflective light. To date, Ekwan has not earned significant revenues and is considered to be in the development stage.

At this time, Ekwan requires financing to continue operations. If the Company does not contribute any further funds to Ekwan, and no other party invests in Ekwan, the Company may have to write-off its investment in Ekwan due to the lack of financing.

LIQUIDITY AND SOLVENCY

These remarks should be read in conjunction with the audited May 31, 2002 consolidated financial statements and the August 31, 2002 unaudited quarterly consolidated financial statements.

The Company has no operations and the Company's only source of income in the current year has been interest income in the amount of $1,151 (2001 - $10,536). Quarterly expenses vary from $60,000 to $85,000, excluding write-downs and Ekwan's share of income or loss for the period ended. These quarterly expenses depend on the timing of legal, audit, filing and other administrations costs.

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

AUGUST 31, 2002

LIQUIDITY AND SOLVENCY (Continued)

The Company has no employees except for the president and promoter of the Company.

The Company spent no money on exploration expenditures during the quarter. No major expenditures are expected in the near future.

The Company has no material contracts, no legal proceedings and no identified contingent liabilities.

As of August 31, 2002, the Company had cash and cash equivalents of $594,113.

During the three months ending August 31, 2002, the Company had no financing activity and no shares were issued.

Net loss for the three months ended August 31, 2002 was $92,007. The loss for the same period last year was $85,297. The loss for the three months ended August 31, 2002 can be attributed to the write-down of investments in the amount of $51,420. This write-down is due to the stock market down turn.

Working capital was $780,977 as of August 31, 2002. The Company believes in cash preservation and will not spend funds unless absolutely required or mandated by any future transaction.

Basic and diluted loss per share was $0.02 (2001 - $.01) for the three months ended August 31, 2002.

The Company is able to meet future obligations due to the strong cash position of the Company. As of August 31, 2002, accounts payable of $27,724 were outstanding. The Company does not carry large sums of payables and as a result, management believes all obligations will be met when they become due.

MANAGEMENT SYNOPSIS

At this time, the Company has no operating revenues except for interest income, and is seeking exploration opportunities while focusing on Ekwan.

CONTINENTAL PRECIOUS MINERALS INC.

4th Floor, 56 Temperance Street
Toronto, Ontario
M5H 3V5

Supplemental Mailing List Form

If you wish to receive the Corporation's unaudited interim financial statements, you must complete this form and forward it, either with your proxy or separately, to our transfer agent:

EQUITY TRANSFER SERVICES INC.
120 Adelaide Street West
Suite 420
Toronto, Ontario
M5H 4C3

Please note that both registered and non-registered shareholders should return the form; registered shareholders will not automatically receive unaudited interim financial statements (registered shareholders are those with shares registered in their name; non-registered shareholders have their shares registered in an agent, broker, or bank's name).

****

Please put my name on your Supplemental Mailing List to receive unaudited interim financial statements of Continental Precious Minerals Inc.

[Please PRINT your name and address]

____

(First Name and Surname)

____

(Number and Street) **(Apartment/Suite)**

____

(City) **(Province/State)**

____

(Postal/Zip Code) **(Country)**

Signed: ______________________
(Signature of Shareholder)



Continental Precious Minerals Inc.

CZQ

annual report

CONTINENTAL PRECIOUS MINERALS INC.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

TO THE SHAREHOLDERS:

Your company has approximately 45% interest in Ekwan Technology Corporation. This technology will dramatically increase the effectiveness of mineral exploration. Your company plans to do significant exploration using this technology during the next year. This technology will allow us to obtain substantial interest in any joint venture in which we participate. The technology will also allow us to derive revenues from leasing or selling the units used in this technology.

The Company has exploration permits covering approximately 65,000 acres on Ellsmere Island. This acreage has had little previous exploration activity but several significant anomalous polymetalic mineral occurrences were detected. Several major companies have indicated an interest in doing a joint venture or a farm in on these properties. We are planning to do an extensive exploration program on these properties next summer.

The western Australia Joint Venture, which we participate in, conducted a mining bulk sample on one area of our jointly owned properties. This sample has indicated that the grades in this particular sample were uneconomic at present gold prices. The management committee of the joint venture is presently reviewing several options which will deal with future plans for the rest of the property in the upcoming year.

Continental continues to own several royalties in properties and in areas throughout North America however the mineral exploration activity related to these royalties is minimal at this time.

Your company still has significant working capital and is in a position to search and take advantage of any future opportunities that may arise.

ON BEHALF OF THE BOARD OF DIRECTORS

Ed Godin, President

October 9th, 2002



BDO Dunwoody LLP
Chartered Accountants
and Consultants

Royal Bank Plaza
P.O. Box 32
Toronto Ontario Canada M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

Auditors' Report

To the Shareholders of
Continental Precious Minerals Inc.

We have audited the consolidated balance sheets of Continental Precious Minerals Inc. as at May 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody LLP
Chartered Accountants

Toronto, Ontario
July 26, 2002

Continental Precious Minerals Inc.
Consolidated Balance Sheets

May 31		2002		2001
Assets				
Current				
Cash and cash equivalents (Note 2)	$	**638,490**	$	1,310,555
Marketable securities (quoted market value $157,050; 2001 - $164,547)		**148,012**		164,547
Accounts receivable		**12,335**		1,655
Income taxes recoverable		**105,002**		139,887
		903,839		1,616,644
Investments and advances (Note 3)		**249,164**		723,634
Resource properties (Note 4)		**6,821**		17,376
	$	**1,159,824**	$	2,357,654
Liabilities and Shareholders' Equity				
Current				
Accounts payable	$	**27,232**	$	28,694
Shareholders' equity				
Share capital (Note 5)		**4,293,379**		4,293,379
Deficit		**(3,160,787)**		(1,964,419)
		1,132,592		2,328,960
	$	**1,159,824**	$	2,357,654

On behalf of the Board:

Ed Godin, Director

Patricia Sheahan, Director

The accompanying notes are an integral part of these financial statements.

BDO

Continental Precious Minerals Inc.
Consolidated Statements of Operations and Deficit

For the years ended May 31		2002		2001
Revenue				
Interest income	$	**25,903**	$	66,957
Other income		**-**		4,005
		25,903		70,962
Expenses				
Bad debts		**81,625**		-
Consulting fees		**3,120**		2,275
Directors' fees		**27,000**		6,000
Expense allowance		**18,000**		19,500
Management salaries and benefits		**123,510**		125,957
Office and general		**22,126**		27,085
Professional fees		**23,698**		30,088
Shareholder information		**9,002**		11,728
Stock exchange fees		**9,699**		4,280
Transfer agent's fees		**10,655**		6,664
Travel and business development		**61,183**		67,126
Write down of investments		**388,618**		18,155
Write off of resource properties		**11,011**		138,580
Loss on sale of marketable securities		**1,225**		637,600
Share of results for Ekwan Technology Corporation		**431,799**		27,990
		1,222,271		1,123,028
Loss before income taxes		**(1,196,368)**		(1,052,066)
Income taxes (Note 7)				
Future		**-**		(66,148)
Net loss for the year		**(1,196,368)**		(985,918)
Deficit, beginning of year		**(1,964,419)**		(978,501)
Deficit, end of year	$	**(3,160,787)**	$	(1,964,419)
Basic and fully diluted loss per share (Note 8)	$	**(0.21)**	$	(0.17)

The accompanying notes are an integral part of these financial statements.

Continental Precious Minerals Inc.
Consolidated Statements of Cash Flows

For the years ended May 31	2002	2001
Cash provided by (used in)		
Operating activities		
Net loss for the year	**$ (1,196,368)**	$ (985,918)
Adjustments to reconcile net loss to net cash provided by operating activities		
Bad debt expense	**81,625**	-
Write down of investments	**388,618**	18,155
Loss (gain) on sale of investments	**1,225**	637,600
Future income taxes	**-**	(66,148)
Write off of resource properties	**11,011**	138,580
Share of loss of Ekwan Technology Corporation	**431,799**	27,990
Changes in non-cash working capital balances		
Accounts receivable	**(10,680)**	(1,154)
Income taxes	**34,885**	52,299
Accounts payable	**(1,463)**	2,155
	(259,348)	(176,441)
Investing activities		
Acquisition of investments	**(416,711)**	(433,777)
Proceeds from sale of investments	**4,450**	42,812
Expenditure on resource properties and related expenditures	**(456)**	(10,555)
	(412,717)	(401,520)
Decrease in cash and cash equivalents during the year	**(672,065)**	(577,961)
Cash and cash equivalents, beginning of year	**1,310,555**	1,888,516
Cash and cash equivalents, end of year	**$ 638,490**	$ 1,310,555

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Company:

(a) Nature of Business

Continental Precious Minerals Inc.'s (the "Company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

(b) Principles of Consolidation

The Company incorporated a subsidiary, Cambodian Ventures Ltd., in February 1995.

These financial statements include the accounts of the subsidiary from the date of incorporation.

(c) Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less and consist of money market instruments.

(d) Marketable Securities

Marketable securities are recorded at the lower of cost and market value.

(e) Investments

Long term investments over which the Company has significant influence are recorded using the equity method, whereby the financial statements reflect in operations the Company's proportion of the results of the operations of such entities. These results are included on the basis of fiscal years ending on dates other than the Company's year end.

Investments over which the Company does not exercise significant influence are recorded at cost and are written down when a permanent impairment in value is identified.

(f) Resource Properties

Costs relating to the acquisition, exploration and development of resource properties which are held by the Company are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned. The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights. The amounts shown for reserve properties do not necessarily reflect present or future values.

These costs will be amortized against income if the property is brought into commercial production or charged to income if the property is, or is to be, abandoned or disposed of.

(g) Flow-Through Common Shares

The common shares of the Company allow for the transfer of the income tax deductibility of related exploration expenditures incurred by the Company to the shareholders. The proceeds on issue of these flow-through common shares, net of issue costs, are allocated to the stated capital of the shares.

1. Summary of Significant Accounting Policies (continued)

(h) *Income Taxes*

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. A future tax asset is not recognized if it is considered more than likely than not that the asset will not be realized. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur.

(i) Accounting Estimates

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

(j) Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest rate or credit risks arising from its financial instruments. The fair value of current financial instruments excluding marketable securities and investments approximates the carrying value due to their short term maturity.

(kj) Stock-based Compensation Plans

The Company has established a stock option plan (the "Plan") for directors, officers and key employees. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

2. Cash and cash equivalents

Included in cash and cash equivalents is a variable rate guaranteed investment certificate with principal and accrued interest totalling $351,973 (2001 - 924,260). This investment bore interest at 1.75% at year end, cashable on demand, maturing in December 2002.

3. Investments

	2002	2001
Investments with quoted market value		
(quoted market value $25,785; 2001 - $54,793)	$ **25,785**	$ 54,793
Investments without quoted market value:		
791837 Alberta Ltd	**-**	314,675
Tizzard Explorations	**-**	10,000
Ekwan Technology Corporation - cost	**683,168**	372,156
Share of losses of Ekwan Technology Corporation	**(459,789)**	(27,990)
	$ **249,164**	$ 723,634

The fair value of investments without quoted market value is not readily determinable as the shares are not traded. Management estimates that there has been permanent impairment in the value of two non-quoted investments, accordingly, the carrying amount has been written off.

The summarized audited balance sheet and results of operations of Ekwan Technology Corporation at March 31, 2002 and 2001 are:

	March 31, 2002	March 31, 2001
Balance sheet		
Current assets	$ **151,613**	$ 170,809
Deferred development costs	**650,000**	522,791
	$ **801,613**	$ 693,600
Current liabilities	$ **287,133**	$ 60,218
Shareholders' equity	**514,480**	633,382
	$ **801,613**	$ 693,600
Results of operations		
Loss for the year	$ **901,271**	$ 97,086

During the year, the Company increased its equity interest in Ekwan Technology Corporation. At March 31, 2002 the Company owned 47.91% (2001 - 28.83%).

4. Resource Properties

		2002	2001
Dryden mining claims, Ontario		$ -	$ 10,555
Residual interests	(1)	1	1
Ellesmere and Devon Island properties, Nunavut		6,820	6,820
		$ 6,821	$ 17,376

(1) The Company holds a residual interest in certain resource properties which are carried at a nominal amount. Details of these interests are as follows:

(a) Baffin Island

The Company holds a 3% net smelter return ("NSR") royalty in certain mining claims located on Baffin Island, known as the Perimeter Properties, that are owned by International Capri Resources Ltd. ("Capri"). Should the proven and/or probable reserves be not less than 25,000,000 tons, the NSR royalty will increase to 4% and should the proven and/or probable reserves be not less than 50,000,000 tons, the NSR royalty will increase to 5%. In the event that the NSR royalty increase to 4% or 5%, Capri shall have the option to purchase the Company's NSR royalty in excess of 3% for $5,000,000.

(b) Other Interests

The Company has net profit interests in the following properties owned by Texas Star Resource Corporation:

Northwest Territories properties	-	2% net profit interest
Big Trout Diamond, Ontario property	-	3% net profit interest
Crater of Diamonds, Arkansas property	-	3% net profit interest
Other Arkansas properties	-	2% net profit interest

5. Share Capital

Authorized
Unlimited number of Class A preference shares
Class A Preference shares are issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance.
Unlimited number of Common shares
Issued
Common shares

	Number of Common Shares	Consideration
Share capital, May 31, 2002 and 2001	**5,796,510**	**$ 4,293,379**

(a) Stock Option Plan

The Company has established a stock option plan (the "Plan") for directors, officers and key employees. The maximum number of Common Shares reserved for issuance at any time pursuant to the Plan is 1,440,000. The expiry dates of options granted under the Plan are determined by the board of directors at the time the options are granted, provided that the term of any such option may not be for less than three years or more than ten years from the date of grant thereof. The exercise price of options granted under the Plan is fixed by the board of directors and must be no less than the closing price of the Common Shares on the stock exchange on which the Common Shares are trading on the day preceding the effective date of each grant. Under the Plan the directors have granted the following stock options:

Exercise price	$ 0.55	$ 0.55	$ 0.45	$ 0.55
Expiry Date	May 27, 2001	Sept.5, 2002	Sept. 28 2004	Nov. 26, 2006
Balance May 31, 2000	140,000	216,427	-	-
Granted	-	-	184,309	-
Exercised	-	-	-	-
Cancellations and forfeitures	(140,000)	-	-	-
Balance May 31, 2001	-	216,427	184,309	-
Granted	-	-	-	80,000
Exercised	-	-	-	-
Cancellation and forfeitures	-	-	-	-
Balance May 31, 2002	-	216,427	184,309	80,000

Of the 80,000 options expiring November 26, 2006 only 20,000 are exercisable at May 31, 2002 with the remainder vesting at a rate of 20,000 every six months.

6. Supplementary Cash Flow Information

	2002	2001
Cash paid for income taxes	$ -	$ 3,160
Cash refunded for income taxes	$ (34,885)	$ (55,459)

7. Income Taxes

(a) Effective Tax Rates

The Company's effective tax rate, which differs from the combined federal and provincial statutory income tax rates, is reconciled as follows:

	2002	2001
Income taxes at combined federal and provincial statutory income tax rates of 38.62% (2001 - 42.12%)	$ (462,037)	$ (443,131)
Unrecorded net future tax assets	462,037	354,938
Other tax benefits not realized	-	(1,054)
Permanent differences	-	23,099
	$ -	$ (66,148)

(b) Unrecorded Future Income Tax Assets

The Company has net unrecorded future income tax assets of approximately $902,000 (2001 - $355,000) arising from loss carry forwards, other tax allowances and capital losses. Of the loss carry forwards $58,500 expires in 2007, $195,800 expires in 2008, and $255,000 expires in 2009.

8. Earnings (Loss) Per Share

The earnings(loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal years, which amounted to 5,796,510 (2001 - 5,796,510). Effective January 1, 2001, the Company adopted the treasury method of calculating fully diluted income per share on a retroactive basis. Exercise of the outstanding stock options would be anti-dilutive in 2002 and 2001.

9. Related Party Transactions

Included in accounts payable is an advance totalling $6,820 (2001 - $6,820) from Ed Godin, the Company's director and President. The advance due to the related party is interest free and has no fixed repayment terms.

During the year, the Company increased its equity investment in Ekwan Technology Corporation ("Ekwan") by acquiring 6,220,233 common shares for $311,012 cash consideration. Ekwan is a company whose director and president is the Company's director and president. After these transactions the Company owns 15,663,358 of the common shares of Ekwan. This represents 47.91% of Ekwan's issued share capital. In addition the Company advanced funds for operations totalling $81,625 to Ekwan during the fiscal year which amount has been fully provided for.

Continental Precious Minerals Inc.
Supplement to these audited Consolidated Financial Statements
(Prepared By Management - Unaudited)
Year Ended May 31, 2002

As of September 24, 2002, the following items were outstanding:

i) 5,796,510 common shares

ii) Stock options

Number of shares	Expiry Date	Exercise Price $
216,427	September 05, 2002	0.55
184,309	September 28, 2004	0.45
80,000	November 26, 2006	0.55
480,736		


BCSC

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

CONTINENTAL PRECIOUS MINERALS INC.

Issuer Details

NAME OF ISSUER		FOR THE YEAR ENDED	DATE OF REPORT MM/DD/YY
CONTINENTAL PRECIOUS MINERALS INC.		May 31, 2002	September 30, 2002
ISSUER ADDRESS			
56 TEMPERANCE STREET, 4TH FLOOR			
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
TORONTO ONTARIO	M5H 3V5	(416) 361 - 0923	(416) 361 - 0737
CONTACT NAME		CONTACT POSITION	CONTACT TELEPHONE NO.
EDWARD GODIN		DIRECTOR	(905) 276-1508
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
N.A.	N.A.		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"EDWARD GODIN"	"EDWARD GODIN"	September 30, 2002
"PATRICIA SHEAHAN"	"PATRICIA SHEAHAN"	September 30, 2002
"STEWART JACKSON"	"STEWART JACKSON"	September 30, 2002

Continental Precious Minerals Inc.
Form 51-901F, Schedule B: Supplementary Information
May 31, 2002


BCSC

For the current year-to-date period

1. Analysis of expenses and resource properties

Expenses

See the allocation on the audited Consolidated Financial Statements for the year ended May 31, 2002

Resource properties

See Note 4 in the audited Consolidated Financial Statements for the year ended May 31, 2002

2. Analysis of related party transactions

None

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

None

(b) Summary of options granted during the period

Date	Number	Name	Exercise Price $	Expiry Date
26-Nov-01	40,000	George Duguay	0.55	26-Nov-06
26-Nov-01	40,000	Allan Ringler	0.55	26-Nov-06
	80,000			

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited number of Class A Preference share
Unlimited number of Common shares

(b) Number and recorded value of share capital

5,796,510 common shares valued at $4,293,379

(c) Summary of options and warrants at period end

Options

See Note 5(a) in the May 31, 2002 audited Consolidated Financial Statements

Warrants

None

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Edward Godin
Patricia Sheahan
Stewart Jackson
J. Allan Ringler
George Duguay

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

MAY 31, 2002

DESCRIPTION OF BUSINESS

Continental Precious Minerals Inc.'s (the "Company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

OPERATIONS

In recent years the Company has concentrated on investing in portfolio investments and investing in 791837 Alberta Ltd., whose underlying asset is an investment in a resource property located in Western Australia. Due to conservative accounting policies, management has decided to write-off this property.

More recently, the Company has altered its investment patterns by investing in Ekwan Technology Corporation ("Ekwan"). The Company owns 47.91% of Ekwan.

Ekwan is involved in the development of hyperspectral profiling surface units for the mining industry which allow the user to profile surface mineral concentrations based on the analysis of reflective light. To date, Ekwan has not earned significant revenues and is considered to be in the development stage.

Management has decided to write-off the loan owing from Ekwan to the Company in the amount of $81,625 as of May 31, 2002 (See bad debts expense in the Consolidated Statement of Operations and Deficit for the year ended May 31, 2002)

LIQUIDITY AND SOLVENCY

These remarks should be read in conjunction with the audited May 31, 2002 consolidated financial statements.

The Company has no operations and the Company's only source of income in the current year has been interest income and other income in the amount of $25,903 (2001 - $70,962).

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

MAY 31, 2002

LIQUIDITY AND SOLVENCY (Continued)

The Company has no employees except for the president and promoter of the Company.

The Company has written-off $11,011 of its exploration expenditures for the year ended May 31, 2002.

No major expenditures are expected in the near future.

The Company has no material contracts, no legal proceedings and no identified contingent liabilities.

As of May 31, 2002, the Company had cash and cash equivalents of $638,490 (2001 - $1,310,555).

During the year ended May 31, 2002, the Company had no financing activity and no shares were issued.

Net loss for the year was $1,196,368, which included Ekwan's loss of $431,799. The loss for the year ended May 31, 2001 was $985,918, which included Ekwan's loss of $27,990 and a write off of resource assets of $138,580.

Working capital was $876,607 as of May 31, 2002. The Company believes in cash preservation and will not spend funds unless absolutely required or mandated by any future transaction.

Basic and diluted loss per share was $0.21 for the year ended May 31, 2002.

The Company is able to meet future obligations due to the strong cash position of the Company. As of May 31, 2002, accounts payable of $27,232 were outstanding. The Company does not carry large sums of payables and as a result, management believes all obligations will be met when they become due.

MANAGEMENT SYNOPSIS

At this time, the Company has no operating revenues except for interest income, and is seeking exploration opportunities while focusing on Ekwan.


BCSC

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

CONTINENTAL PRECIOUS MINERALS INC.

Issuer Details

NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT MM/DD/YY
CONTINENTAL PRECIOUS MINERALS INC.	August 31, 2002	October 1, 2002

ISSUER ADDRESS					
56 TEMPERANCE STREET, 4TH FLOOR					
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.	
TORONTO	ONTARIO	M5H 3V5	(416) 361 - 0923	(416) 361 - 0737	
CONTACT NAME			CONTACT POSITION	CONTACT TELEPHONE NO.	
EDWARD GODIN			DIRECTOR	(905) 276-1508	
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS			
N.A.		N.A.			

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"EDWARD GODIN"	"EDWARD GODIN"	October 1, 2002
"PATRICIA SHEAHAN"	"PATRICIA SHEAHAN"	October 1, 2002
"STEWART JACKSON"	"STEWART JACKSON"	October 1, 2002

Continental Precious Minerals Inc.
Consolidated Balance Sheets
(Prepared By Management)

	August 31, 2002 (Unaudited)	May 31, 2002 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 594,113	$ 638,490
Marketable securities	96,592	148,012
Accounts receivable	12,994	12,335
Income taxes recoverable	105,002	105,002
	808,701	903,839
Investments and advances	252,787	249,164
Resource properties	6,821	6,821
	$ 1,068,309	$ 1,159,824
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable	$ 27,724	$ 27,232
Shareholders' equity		
Authorized		
Unlimited number of Class A preference shares, issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance		
Unlimited number of Common shares		
Issued (5,796,510 common shares)	4,293,379	4,293,379
Deficit	(3,252,794)	(3,160,787)
	1,040,585	1,132,592
	$ 1,068,309	$ 1,159,824

Responsibility for Financial Statements

The accompanying financial statements for Continental Precious Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2002 audited financial statements and the August 31, 2002 unaudited financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Continental Precious Minerals Inc.
Consolidated Statements of Operations and Deficit
(Prepared By Management - Unaudited)

	Three Months Ended August 31, 2002	2001
Revenue		
Interest income	$ 1,151	$ 10,536
Expenses		
Write-off of investments	51,420	-
Management salaries and benefits	30,000	30,351
Travel and business development	5,291	-
Office and general	4,534	19,423
Expense allowance	4,500	4,500
Transfer agent fees	1,036	1,184
Share of results of Ekwan Technology Corporation	(3,623)	27,375
Directors' fees	-	9,000
Professional fees	-	2,000
Stock exchange fees	-	2,000
	93,158	95,833
Net loss for the period	(92,007)	(85,297)
Deficit, beginning of period	(3,160,787)	(1,964,419)
Deficit, end of period	$ (3,252,794)	$ (2,049,716)
Basic and fully diluted loss per share (Note 3)	$ (0.02)	$ (0.01)
Weighted average number of common shares outstanding	5,796,510	5,796,510

Continental Precious Minerals Inc.
Consolidated Statements of Cash Flows
(Prepared By Management - Unaudited)

	Three Months Ended August 31, 2002	2001
Cash provided by (used in)		
OPERATING ACTIVITIES		
Net loss for the period	$ (92,007)	$ (85,297)
Adjustments to reconcile net loss to net cash provided by operating activities		
Share of results from Ekwan Technology Corporation	(3,623)	27,375
Write-off of investments	51,420	-
Changes in non-cash working capital balances		
Accounts receivable	(657)	(11,063)
Income taxes	-	33,175
Accounts payable	490	(18,352)
	(44,377)	(54,162)
Change in cash and cash equivalents during the period	(44,377)	(54,162)
Cash and cash equivalents, beginning of period	638,490	1,310,555
Cash and cash equivalents, end of period	$ 594,113	$ 1,256,393
Supplementary information		
Income taxes recovered	$ -	$ (33,175)

1. Summary of Significant Accounting Policies

The management of Continental Precious Minerals Inc. (the "Company") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements. These statements should be read in conjunction with the audited financial statements for the year ended May 31, 2002.

The disclosures in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended August 31, 2002 are not indicative of the results that may be expected for the full year ending May 31, 2003.

These statements follow the same accounting policies and methods as the May 31, 2002 audited consolidated financial statements, except for the following:

Stock Based Compensation

Effective June 1, 2002, the Company adopted the new recommendations of CICA Handbook Section, Stock-based Compensation and Other Stock-based Payments. This Section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after years ended January 1, 2002.

The Company, as permitted by Section 3870, has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for options granted after June 1, 2002. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

2. Stock Option Plan

The following stock options were outstanding as of August 31, 2002:

Number of shares	Expiry Date	Exercise Price $
216,427	September 05, 2002	0.55
184,309	September 28, 2004	0.45
80,000	November 26, 2006	0.55
480,736		

3. Basic and fully diluted loss per share

The loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options, is anti-dilutive for both periods presented.

4. Income taxes

The Company's provision for income taxes is summarized as follows:

	Three Months Ended August 31, 2002	2001
Net loss for the period	$ (92,007)	$ (85,297)
Expected income taxes recoverable at statutory rates	$ (35,533)	$ (35,927)
Estimated taxable temporary differences valuation allowance	35,533	35,927
Provision for income taxes	$ -	$ -

Estimated taxable income for the period is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if its more likely than not the Company will realize the benefits form future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the May 31, 2002 audited consolidated financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

5. STOCK OPTION COMPENSATION ADJUSTMENT

The Company has not issued any stock options to participants for the three months ended August 31, 2002. As a result, compensation cost and net loss for the three months ended August 31, 2002 would have not have been different had the Company applied the fair value based method of accounting for stock options.

Continental Precious Minerals Inc.
Supplement to these Unaudited Consolidated Financial Statements
(Prepared By Management - Unaudited)
Three Months Ended August 31, 2002

As of September 24, 2002, the following items were outstanding:

i) 5,796,510 common shares

ii) Stock options

Number of shares	Expiry Date	Exercise Price $
216,427	September 05, 2002	0.55
184,309	September 28, 2004	0.45
80,000	November 26, 2006	0.55
480,736		

Continental Precious Minerals Inc.
Form 51-901F, Schedule B: Supplementary Information
August 31, 2002


BCSC

For the current year-to-date period

1. Analysis of expenses and resource properties

Expenses

See the allocation on the Unaudited Consolidated Financial Statements for the period ended August 31, 2002

Resource properties	$
Balance, May 31, 2002 (audited) and August 31, 2002 (unaudited)	6,821

2. Analysis of related party transactions

None

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

None

(b) Summary of options granted during the period

None

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited number of Class A Preference share
Unlimited number of Common shares

(b) Number and recorded value of share capital

5,796,510 common shares valued at $4,293,379

(c) Summary of options and warrants at period end

Options

See Note 2 in the August 31, 2002 Unaudited Consolidated Financial Statements

Warrants

None

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Edward Godin
Patricia Sheahan
Stewart Jackson
J. Allan Ringler
George Duguay

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

AUGUST 31, 2002

DESCRIPTION OF BUSINESS

Continental Precious Minerals Inc.'s (the "Company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

OPERATIONS

In recent years the Company has concentrated on investing in portfolio investments in mining companies. More recently, the Company has altered its investment patterns by investing in Ekwan Technology Corporation ("Ekwan").

Ekwan is involved in the development of hyperspectral profiling surface units for the mining industry which allow the user to profile surface mineral concentrations based on the analysis of reflective light. To date, Ekwan has not earned significant revenues and is considered to be in the development stage.

At this time, Ekwan requires financing to continue operations. If the Company does not contribute any further funds to Ekwan, and no other party invests in Ekwan, the Company may have to write-off its investment in Ekwan due to the lack of financing.

LIQUIDITY AND SOLVENCY

These remarks should be read in conjunction with the audited May 31, 2002 consolidated financial statements and the August 31, 2002 unaudited quarterly consolidated financial statements.

The Company has no operations and the Company's only source of income in the current year has been interest income in the amount of $1,151 (2001 - $10,536). Quarterly expenses vary from $60,000 to $85,000, excluding write-downs and Ekwan's share of income or loss for the period ended. These quarterly expenses depend on the timing of legal, audit, filing and other administrations costs.

CONTINENTAL PRECIOUS MINERALS INC.

SCHEDULE "C"

AUGUST 31, 2002

LIQUIDITY AND SOLVENCY (Continued)

The Company has no employees except for the president and promoter of the Company.

The Company spent no money on exploration expenditures during the quarter. No major expenditures are expected in the near future.

The Company has no material contracts, no legal proceedings and no identified contingent liabilities.

As of August 31, 2002, the Company had cash and cash equivalents of $594,113.

During the three months ending August 31, 2002, the Company had no financing activity and no shares were issued.

Net loss for the three months ended August 31, 2002 was $92,007. The loss for the same period last year was $85,297. The loss for the three months ended August 31, 2002 can be attributed to the write-down of investments in the amount of $51,420. This write-down is due to the stock market down turn.

Working capital was $780,977 as of August 31, 2002. The Company believes in cash preservation and will not spend funds unless absolutely required or mandated by any future transaction.

Basic and diluted loss per share was $0.02 (2001 - $.01) for the three months ended August 31, 2002.

The Company is able to meet future obligations due to the strong cash position of the Company. As of August 31, 2002, accounts payable of $27,724 were outstanding. The Company does not carry large sums of payables and as a result, management believes all obligations will be met when they become due.

MANAGEMENT SYNOPSIS

At this time, the Company has no operating revenues except for interest income, and is seeking exploration opportunities while focusing on Ekwan.